MR

09059996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ledgewood Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

92 Portsmouth Avenue, Suite 15
(No. and Street)

Exeter (City) NH (State) 03833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ivan Greenstein (1-603) 773-0025
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert W. Taylor & Co.
(Name – *if individual, state last, first, middle name*)

160 Broadway-Room 800 Front (Address) New York (City) NY (State) 10038

SEC Mail Processing Section

MAR 03 2009

Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10
3/24

OATH OR AFFIRMATION

I, Robert Wofchuck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ledgewood Capital Management LLC (A Limited Partnership), as of December 31, 20 08 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Robert Wofchuck

Partner
Title

LAWRENCE E. SARKOZY Notary Public
My Commission Expires March 23, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Computation of Aggregate Indebtedness

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 23, 2009

Ledgewood Capital Management LLC
(A Limited Liability Company)
92 Portsmouth Avenue - Suite 15
Exeter, New Hampshire 03833

Attention: Board of Managers

Gentlemen:

We have audited the accompaning Statement of Financial Condition as at December 31, 2008, of Ledgewood Capital Management LLC (A Limited Liability Company), and the related Statement of Income, Statement of Changes in Partners Equity, for the year then ended. These Financial Statements are the responsibility of the Management. Our responsibility is to express an opinion on these Financial Statements, based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about the Financial Statements, are free of material misstatements. Our audit also includes assessing the accounting principals used, and significant estimates made by Management, as well as evaluating significant estimates made by Management, as well as evaluating the overall Financial Statement presentation. We beleive that our audit procedures provide a reasonable basis for our opinion.

In our opinion, these Financial Statements referred to above presents fairly, in all material respects, the Financial position of Ledgewood Capital Management LLC (A Limited Liability Company) as at December 31, 2008, and the results of their operations, for the year then ended, in conformity with generally accepted accounting principals.

Robert W. Taylor, Co

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2008

ASSETS			
CURRENT ASSETS:			
Cash in bank			$ 3,152.90
Due from Clearing broker			128,150.11
Total current assets			131,303.01
PROPERTY AND EQUIPMENT:			
Furniture and equipment		$ 7,539.45	
Accumulated depreciation		7,539.45	-0-
Equipment		6,283.50	
Accumulated depreciation		6,283.50	-0-
Computer equipment		21,573.42	
Accumulated depreciation		21,573.42	-0-
Leasehold improvenets		5,026.58	
Accumulated depreciation		5,026.58	-0-
OTHER ASSETS:			
Prepaid expenses		4,545.00	
Security deposit - RENT		649.79	
Organization costs	$7,500.00		
Accumulated amortization	7,500.00	-0-	
			5,194.79
Total Assets			$ 136,497.80
LIABILITIES AND MEMBERSHIP CAPITAL			
CURRENT LIABILITIES:			
Accounts payable			$ 2,033.22
Accrued expenses			269.94
Total liabilities			2,303.16
MEMBERSHIP CAPITAL:			
Schedule attached			134,194.64
Total liabilities and Membership capital			$ 136,497.80

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
(NOTES TO FINANCIAL STATEMENT)
AS AT DECEMBER 31, 2008

NOTE 1:

The Statement of Financial Condition and all related Statements/Schedules, are prepared in accordance with generally accepted accounting principals, and are unconsolidated.

NOTE 2:

Cash in banks are subject to ready withdrawals and no restrictions exist on such amounts.

NOTE 3:

The Clearance brokers accounts are used for receipts and deliveries of all security transactions of the Membership, with an agreed charge for each transaction.

NOTE 4:

The accounts payable and accrued expenses, are due for the current period ending December 31, 2008.

NOTE 5:

The prior lease on the premises had expired on February 29, 2008, and was renewed for one year, to terminzte on February 28, 2009, at an annual rent of $9,360.00, payable at $780.00 Monthly, in advance, for the renewal period.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGWMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN PARTNERS EQUITY
FOR ONE YEAR ENDED DECEMBER 31, 2008

	TOTAL	ROBERT WOFCHUCK	JOSEPH WOFCHUCK
BALANCE AT BEGINNING OF PERIOD, JANUARY 1,2008	$168,128.67	$168,629.95	$ (501.28)
Adjust to Ledger	-0-	1.02	(1.02)
	168,128.67	168,630.97	(502.30)
LESS:			
Net loss for period	(33,934.03)	(33,894.03)	(40.00)
BALANCE AT END OF PERIOD, DECEMBER 31, 2008	$134,194.64	$134,736.94	$ (542.30)

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR ONE YEAR ENDED DECEMBER 31, 2008

INCOME:

FROM - Commissions		$ 5,702.28
Interest		2,267.47
Miscellaneous		11,417.36
Mutual Funds		24,041.82
Reimbursement of expenses		113,000.00
		156,428.93

EXPENSES:

Accounting and legal	$ 19,372.71	
Clearance charges	18,347.40	
Computer expense	2,905.03	
Contributions	2,450.00	
Entertainment	5,826.65	
Equipment rental	3,078.00	
General and miscellaneous	4,111.50	
Insurance	25,343.76	
Office	12,915.57	
Partnership taxes	770.00	
Profit sharing plan	3,099.99	
Registration and filing	5,779.86	
Rent	9,360.00	
Salaries - R.W. guatantee	-0-	
Clerical	54,645.83	
Processing expense	1,902.27	
Taxes - employer payments	4,484.71	
Telephone	3,910.75	
Travel	12,770.93	
		190,362.96
NET LOSS FOR PERIOD		$ (33,934.03)

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOW
FOR ONE YEAR ENDED DECEMBER 31, 2008

Cash balance at beginning of year:		
January 1, 2008		$6,038.22
ADD:		
From operations:		
Net loss as reported	$(33,934.03)	
Less:		
Increase in accounts payable	1,050.94	
Due from clearance account	33,622.06	
		738.97
		6,777.19
From non-cash activity:		
LESS:		
Increase in prepaid expenses	25.00	
Decrease in accrued expenses	155.66	
Decrease in loans & exchanges	3,443.63	
		3,624.29
Cash balance at end of year:		
December 31, 2008		$3,152.90

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a5 OF THE SECURITIES AND EXCHANGE COMMISSION

Ledgewood Capital Management LLC
(A Limited Liability Company)
92 Portsmouth Avenue - Suite 15
Exeter, New Hampshire 03833

Attention: Board of Managers

Gentlemen:

We have audited the Financial Statements of Ledgewood Capital Management (A Limited Liability Company), as at December 31, 2008, and have issued our report, dated February 23, 2009.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The information contained in Schedules 1, 11, 111, 1V, V, V1 and V11 is presented for the purpose of additional analysis and is not a required part of the basic Financial Statements, but is Supplementary Information required by Rule 17-a5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the Financial Statements, and in our opinion, is fairly stated in all material respects, in relation to the basic Financial Statements taken as a whole.

DATED: February 23, 2009

Robert W Taylor & Co

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a5 AS AT DECEMBER 31, 2008

SCHEDULE 1

COMPUTATION OF NET CAPITAL

FOCUS NUMBER		
1	Total ownership equity from Statement of Financial Condition	$134,194.64
3	Total ownership equity	$134,194.64
5	Total capital	$134,194.64
6	Deductions and/or charges:	
A	Total non-allowable assets	5,194.79
10	Net capital	$128,999.85

SCHEDULE 11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimun net capital requirement	$ 153.55
12	Minimun dollar net capital requirement	$ 50,000.00
13	Net capital requirement	$ 50,000.00
14	Excess net capital	$ 78,999.85
15	Excess net capital at 100%	$128,769.68

SCHEDULE 111

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total aggregate indebtedness from Statement of Financial Condition	$ 3,303.16
19	Total aggregate indebtedness	$ 3,303.16
20	Percentage of aggregate indebtedness to net capital	.0179

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a5 AS AT DECEMBER 31, 2008

SCHEDULE 1

COMPUTATION OF NET CAPITAL

FOCUS NUMBER		
1	Total ownership equity from Statement of Financial Condition	$134,194.64
3	Total ownership equity	$134,194.64
5	Total capital	$134,194.64
6	Deductions and/or charges:	
A	Total non-allowable assets	5,194.79
10	Net capital	$128,999.85

SCHEDULE 11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimun net capital requirement	$ 153.55
12	Minimun dollar net capital requirement	$ 50,000.00
13	Net capital requirement	$ 50,000.00
14	Excess net capital	$ 78,999.85
15	Excess net capital at 100%	$128,769.68

SCHEDULE 111

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total aggregate indebtedness from Statement of Financial Condition	$ 3,303.16
19	Total aggregate indebtedness	$ 3,303.16
20	Percentage of aggregate indebtedness to net capital	.0179

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a5 AS AT DECEMBER 31, 2008

SCHEDULE 1V

COMPUTATION OF RESERVE REQUIREMENTS

The Respondent has no reserve requirement as all customer transactions are cleared through another Broker-Dealer, on a fully disclosed basis and exemption is claimed under C (k) (2) (ii), and the Clearing Firm is Pershing LLC.

SCHEDULE V

INFORMATION FOR POSSESSION OR CONTROL - RULE 15-c-3-3

Not applicable as Respondent does not retain possession or control of Customer's Securities.

SCHEDULE V1

RECONCILIATION PURSUANT TO RULE 17a5 (d) (2)

Net capital per Focus Report	$129,000.00
Net capital per Audit Report	128,999.85
Difference	$ .15
Aggregate indebtedness per Audit Report	$ 2,303.16
Aggregate indebtedness per Focus Report	2,303.00
Difference	$ .16

Note:
Difference of $.15¢ and $.16¢ cents, respectively are deemed immaterial, and come from rounding-off.

SCHEDULE V11

STATEMENT OF MATERIAL INADEQUACIES

The audit did not disclose any material inadequacies in the time of the audit.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 23, 2009

National Association of Securities
Dealers, Inc.
Regulation/Systems Support
9509 Key West Avenue - 3rd Floor
Rockville, MD 20850

Re: Ledgewood Capital Management LLC
(A Limited Liability Company)
SIPC Contribution
For Year Ending December 31, 2008

GENTLEMEN:

In regard to the above matter, and in keeping with requirements of SEC Rule 17-a5 (e) (4), please be advised that Ledgewood Capital Management LLC (A Limited Liability Company) SEC File No. 8-52285, is a member of SIPC, and has complied with all report requirements.

Form SIPC-4, for the Calander Year 2008, was filed on January 10, 2009, and paid $150.00, as required by Resolution of the SIPC Board of Directors, on December 31, 1995.

In our opinion, the General Assessment was paid in accordance with applicable instructions and Forms of SIPC.

Robert W Taylor & Co

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 23, 2009

Ledgewood Capital Management LLC
(A Limited Liability Company)
92 Portsmouth Avenue - Suite 15
Exeter, New Hampshire 03833

Attention: Board of Managers

Gentlemen:

In planning and performing our audit of the Financial Statements and Supplemental Schedules of Ledgewood Capital Management LLC (A Limited Liability Company) for the Year ended December 31, 2008, we considered the Internal Control, including control activities for safeguarding securities, in order to determine auditing procedures for the purpose of expressing an opinion on the Financial Statements, and to provide assurance of the Internal Control.

Also, as required by Rule 17a-5 (g) (1) of the SEC, we have made a study of such practices and procedures, followed by the Company in the Procedure Memorandum (consisting of 254 pages), and find the procedures to be adequate.

Our primary interest, and in accordance with Exemption from Rule 15c3-3, all customer transactions are cleared through another Broker-Dealer, on a fully disclosed basis, and the name of the clearing Broker is Pershing, LLC, and no special capital requirements are needed.

Accordingly, in our opinion, the Practices and the Procedures of Ledgewood Capital Management LLC (A Limited Liability Company) are adequate for Internal Control, and duly practiced by the Company.

Robert W. Taylor CPA